Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2015 (1)	2014 (1)

Net income	$109	$152
Equity in earnings of unconsolidated affiliates, net of distributions	20	(22)
Income taxes	71	94
	200	224

Fixed charges, as defined:

Interest	34	35
Interest component of rentals charged to operating expense	1	1
Total fixed charges	35	36

Earnings, as defined	$235	$260

Ratio of earnings to fixed charges	6.71	7.22
         ___________

(1)	Excluded from the computation of fixed charges for the three months ended March 31, 2015 and 2014 is interest expense of $-0- and $9 million, respectively, which is included in income tax expense.